UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Onvia, Inc.

(Name of Subject Company (Issuer))

Project Olympus Merger Sub, Inc.

(Offeror)

a wholly owned subsidiary of

Project Diamond Intermediate Holdings Corporation

(Names of Filing Persons (Parent of Offeror))

the parent company of

Deltek, Inc.

(Names of Filing Persons (other person))

COMMON STOCK, $0.0001 PAR VALUE	68338T403
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

John K. Stipancich Vice President and Secretary Deltek, Inc. 2291 Wood Oak Drive Herndon, Virginia 20171 (703) 734-8606	Copies to: Joel T. May William J. Zawrotny Jones Day 1420 Peachtree Street, N.E., Suite 800 Atlanta, Georgia 30309-3053
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)	(404) 521-3939

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$75,116,637	$9,352.03
*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of (a) 8,346,293 shares of common stock, $0.0001 par value per share, of Onvia, Inc. (the “Shares”), which is the estimated maximum number of Shares that may be acquired in this tender offer (representing (i) 7,322,893 Shares issued and outstanding; (ii) up to 987,751 Shares issuable upon the exercise of outstanding stock options; (iii) up to 25,000 Shares issuable upon the vesting of outstanding restricted stock units; and (iv) 10,649 Shares issuable on October 31, 2017 pursuant to Onvia’s 2000 Amended Employee Stock Purchase Plan, as amended), multiplied by (b) the offer price of $9.00 per Share. The foregoing share figures have been provided by the issuer to the offerors and are as of October 16, 2017, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11(d) under the Exchange Act and Fee Rate Advisory No. 1 for Fiscal Year 2018, issued by the Securities and Exchange Commission on August 24, 2017, by multiplying the Transaction Valuation by 0.0001245.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid	$9,352.03	Filing Party:	Project Diamond Intermediate Holdings Corporation and Deltek, Inc.
Form of Registration No.:	Schedule TO	Date Filed:	October 19, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed on October 19, 2017 with the Securities and Exchange Commission (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Project Olympus Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Project Diamond Intermediate Holdings Corporation, a Delaware corporation (“Parent”) and the parent company of Deltek, Inc., a Delaware corporation (“Deltek”), to purchase any and all issued and outstanding shares of common stock, $0.0001 par value per share (the “Shares”), of Onvia, Inc., a Delaware corporation (“Onvia”), at a price of $9.00 per Share, net to the seller in cash, without interest thereon and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 19, 2017 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time), which, together with any amendments or supplements thereto, collectively constitute the “Offer.”

Except as otherwise indicated in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase or in the Schedule TO.

Items 1 through 9; Item 11.

The Offer to Purchase and Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The Offer expired as scheduled at 12:00 midnight, New York City time, at the end of the day on November 16, 2017, and was not further extended. The Depositary has advised us that, as of the Expiration Date, a total of 6,793,935 Shares have been validly tendered pursuant to the Offer and not properly withdrawn, representing approximately 81.4% of the Shares then outstanding (including Shares issuable (i) upon the exercise of outstanding stock options, (ii) upon the vesting of outstanding restricted stock units, or (iii) on October 31, 2017 pursuant to the ESPP). In addition, Notices of Guaranteed Delivery have been delivered with respect to 33,049 Shares that have not yet been validly tendered, representing approximately 0.4% of the Shares then outstanding (including Shares issuable (i) upon the exercise of outstanding stock options, (ii) upon the vesting of outstanding restricted stock units, or (iii) on October 31, 2017 pursuant to the ESPP).

The number of Shares validly tendered pursuant to the Offer and not properly withdrawn on or prior to the Expiration Date satisfied the Minimum Condition. All conditions to the Offer having been satisfied (or waived), Purchaser accepted for payment and will promptly pay for all such Shares validly tendered pursuant to the Offer and not properly withdrawn on or prior to the Expiration Date (including all Shares delivered through Notices of Guaranteed Delivery).

On November 17, 2017, Purchaser effected the Merger, without a meeting of stockholders of Onvia in accordance with Section 251(h) of the DGCL, with Onvia continuing as the Surviving Corporation and a wholly owned subsidiary of Parent. At the Effective Time, each Share then issued and outstanding (other than the Cancelled Onvia Shares, the Accepted Onvia Shares and any Dissenting Shares) was be converted into the right to receive the Merger Consideration.

The Shares no longer meet the requirements for continued listing on, and will be delisted from, NASDAQ and will be deregistered under the Exchange Act.

On November 17, 2017, Deltek issued a press release announcing the expiration and results of the Offer and the consummation of the Merger. The full text of the press release is attached as Exhibit (a)(5)(H) to this Schedule TO and is incorporated herein by reference.

Item 12.    Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(H)	Press Release issued by Deltek, Inc. on November 17, 2017

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2017

DELTEK, INC.

By:	/s/ John K. Stipancich
John K. Stipancich Vice President and Secretary

PROJECT DIAMOND INTERMEDIATE HOLDINGS CORPORATION

By:	/s/ John K. Stipancich
John K. Stipancich Vice President and Secretary

PROJECT OLYMPUS MERGER SUB, INC.

By:	/s/ John K. Stipancich
John K. Stipancich Vice President and Secretary